iClick Interactive Asia Group Limited

15/F Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

+852 3700 9000

VIA EDGAR
July 29, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iClick Interactive Asia Group Limited

Registration Statement on Form F-3

Filed July 21, 2020

File No. 333-239982

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), of iClick Interactive Asia Group Limited (the “Registrant”) so that the Registration Statement may become effective at 10:00 a.m., Eastern Daylight Time, on July 31, 2020, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

iClick Interactive Asia Group Limited

By:	/s/ Terence Li
Name: Terence Li
Title: Chief Financial Officer

cc:	Shuang Zhao, Partner

Cleary Gottlieb Steen & Hamilton LLP